Exhibit 99.1

Pursuant to the Agreement and Plan of Merger, dated as of March 5, 2014 (the “Merger Agreement”), by and among the Issuer, MTS Markets International, Inc. (“MTS”), an affiliate of the London Stock Exchange Group, and MMI Newco Inc., a wholly-owned subsidiary of MTS (“Merger Sub”) and on the terms and conditions set forth therein, on the Closing Date, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of MTS (the “Merger”). The Reporting Person is not affiliated with MTS or Merger Sub.  Upon consummation of the Merger and effective as of the Closing Date, all shares of Common Stock and preferred stock of the Issuer were automatically cancelled and ceased to exist, and each share of Common Stock and preferred stock of the Issuer that was outstanding immediately prior to the effective time of the Merger (other than shares (a) for which appraisal rights are properly exercised and not withdrawn under Delaware law and (b) owned by the Issuer, MTS or Merger Sub) were automatically converted into the right to receive allocations of the merger consideration, if any, on the basis of the Amended and Restated Certificate of Incorporation of the Issuer, in each case without interest and subject to any required withholding taxes.  Because the amount of merger consideration is substantially less than the aggregate liquidation preference of the Series E-2 Convertible Preferred Stock (and less than the aggregate invested capital by the holders of Series E-2 Convertible Preferred Stock), all merger consideration will be paid to the holders of Series E-2 Convertible Preferred Stock.  The merger consideration payable under the Merger Agreement is an amount equal to $15 million, minus transaction costs, minus closing liabilities, and plus or minus a working capital adjustment (to the extent the adjustment is outside the agreed upon collar). $1.5 million of the merger consideration has been placed in escrow to cover the purchase price adjustment and certain potential indemnity claims.  Such escrowed funds, in the absence of claims, will be released to the holders of the Series E-2 Convertible Preferred Stock in $500,000 increments upon the twelve month, eighteen month and twenty-four month anniversaries of the closing of the Merger. Because each share of Series E-2 Convertible Preferred Stock has an accruing dividend, and because the holders of Series E-2 Convertible Preferred Stock purchased shares of Series E-2 Convertible Preferred Stock at different times, the merger consideration to be received per share of Series E-2 Convertible Preferred Stock will vary as a result of the dividend accrued.

Upon consummation of the Merger and effective as of the Closing Date, all options and warrants to purchase Common Stock of the Company were terminated and no longer exercisable for any shares of Common Stock or any other capital stock of the Company.  Holders of options and warrants were not entitled to receive and did not receive any merger consideration under the Merger Agreement.

The Reporting Person will not receive any consideration in the Merger in respect of shares of Series E Convertible Preferred Stock or in respect of warrants or options to purchase Common Stock.  In addition, upon consummation of the Merger and effective as of the Closing Date, the Reporting Person is no longer a director of the Issuer.